FOIA CONFIDENTIAL TREATMENT REQUESTED BY VARONIS SYSTEMS, INC. FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83

July 12, 2019

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561

Attn:	Stephen Krikorian, Accounting Branch Chief, Office of Information Technologies and Services

Varonis Systems, Inc.
File No. 001-36324
Form 10-Q for the Quarter Ended March 31, 2019 Filed April 30, 2019
Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 12, 2019

Dear Mr. Krikorian:

On behalf of our client, Varonis Systems, Inc. (the “Company”), we hereby submit this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 1, 2019, concerning (i) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019; and (ii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services in connection with a request for confidential treatment of certain portions of this response letter (the “Response Letter”) under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of (a) the portions of this Response Letter marked with “[***]” (the “Confidential Information”) and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (17 CFR § 240.12b-4) (“Rule 12b-4”), the Confidential Information should be returned to the undersigned or discarded by the Staff after review. To the extent that the Confidential Information is considered by the Staff not to be subject to Rule 12b-4, please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise, so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY VARONIS SYSTEMS, INC. PURSUANT TO RULE 83
VARONIS SYSTEMS, INC. – 1.12.7.2019

Securities and Exchange Commission July 12, 2019

To assist in your review, we have retyped the Staff’s comments (displayed in bold) below, with the Company’s responses set forth immediately below the Staff’s comments.

Form 10-Q filed April 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Operating Results, page 21

1.	On page 21, your disclosure indicates that Annual recurring revenues (“ARR”) are a key performance indicator defined as the annualized value of all recurring revenues related to active contracts at the end of each period. It appears that this measure, ARR, may meet the definition of a non-GAAP financial measure. Please tell us how ARR is calculated in greater detail; how management uses this measure; why it is useful to investors; and, how you considered Item 10(e)(2) of Regulation S-K and Rule 100 of Regulation G. We note that you cited this measure in your earnings release dated April 29, 2019, which was furnished as exhibit 99.1 to Form 8-K on the same date.

Response:

The Company respectfully advises the Staff that it believes ARR as used by the Company is not a non-GAAP financial measure. ARR represents the annualized value of all active contracts at the end of the relevant reporting period. As such, ARR is purely a contractual determination made solely by examining the legal and contractual terms of active revenue-producing contracts and multiplying their value by a factor of time. ARR should be viewed independently of revenue and deferred revenue as ARR and is not intended to be combined with or replace these items. As a result of not being calculated by reference to a GAAP financial measure, ARR is an operating metric and not a non-GAAP financial measure.

Further support for this determination can be found in the definition of non-GAAP financial measure in Rule 101 of Regulation G and Item 10(e) of Regulation S-K. Pursuant to that definition (with our emphasis),

“[a] non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

(i) [e]xcludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

(ii) [i]ncludes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

The term “non-GAAP financial measures” does not capture measures of operating performance that do not have the effect of excluding, including or adjusting an otherwise GAAP financial measure. Essentially, in order to qualify sufficiently as a non-GAAP measure, any given measure would, at a minimum, have the effect of adjusting an otherwise GAAP financial measure. Furthermore, as stated in the adopting release for Regulation G (Release No. 33-8176/34-47226, March 28, 2003), disclosures about “contracted and anticipated amounts” or “estimated revenues” do not represent non-GAAP financial measures, as they are derived from legal, contractual or forward-looking concepts rather than directly comparable GAAP financial measures.

CONFIDENTIAL TREATMENT REQUESTED BY VARONIS SYSTEMS, INC. PURSUANT TO RULE 83
VARONIS SYSTEMS, INC. – 2.12.7.2019

Securities and Exchange Commission July 12, 2019

ARR is used by management to track, and convey to investors, the Company’s progress in transitioning to a subscription-based license model. The Company was specifically requested by investors and securities analysts to provide ARR as a key indicator for a company with subscription licenses. The Company believes that disclosing ARR provides management and investors with greater visibility to the underlying performance of our business operations and facilitates comparisons with the results of other companies employing a subscription license model.

In order to provide additional clarity and minimize the risk of confusion among investors, the Company proposes to revise its explanation of ARR in future SEC filings by adding the following disclosure:

Annual recurring revenues (“ARR”) is a key performance indicator defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance for perpetual license contracts are annualized by dividing the total contract value by the number of days in the term and multiplying the result by 365. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenues, deferred revenues or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Form 10-K filed February 12, 2019

Notes to consolidated Financial Statements Revenue Recognition, page 68

2.	On page 69, you disclose that you use the residual approach to determine the software licenses’ standalone selling prices due to the lack of history of selling software license on a standalone basis when software licenses, maintenance, and professional services were sold in bundled packages. Please tell us how you evaluated other methods to estimate standalone selling price of your software licenses. Also, please tell us if and how you considered whether the selling price of the software is highly variable. Refer to ASC 606-10-32-34.

Response:

The Company generates revenues in the form of software license fees and related maintenance and services fees. All of the Company’s software licenses are sold with maintenance and, to a lesser extent, with professional services (“PS”).

CONFIDENTIAL TREATMENT REQUESTED BY VARONIS SYSTEMS, INC. PURSUANT TO RULE 83
VARONIS SYSTEMS, INC. – 3.12.7.2019

Securities and Exchange Commission July 12, 2019

Under ASC 606-10-32-34(c), an entity may use the residual approach to estimate the standalone selling price (“SSP”) by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. However, in accordance with ASC 606-10-32-33, an entity may use the residual approach to estimate the standalone selling price of a good or service only if one of the following criteria is met:

(i)	the entity sells the same good or service to different customers (at or near the same time) for a broad range of amount (that is, the selling price is highly variable because a representative standalone selling price is not discernible from past transactions or other observable evidence); or

(ii)	the entity has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain).

The Company considered the other methods included in ASC 606-10-32-34 (i.e., the adjusted market assessment approach and the cost-plus margin approach) to estimate the standalone selling price of the license and determined that these alternative methods would not be appropriate to apply given insufficient data about the market factors necessary to estimate standalone selling prices.

1.	Adjusted market assessment approach: The Company’s software licenses contain proprietary technology that highly differentiates its licenses from the offerings of its competitors. Moreover, each of the Company’s individual products does not have direct correlation with other products available in an observable market. The Company’s solution and offering are different from those of competitors, which make use of market competitor pricing even less relevant. Although published competitor list price information may be available, actual selling price information is not. Based upon the results of this analysis, the adjusted market assessment approach would not provide for appropriate use of observable internal company inputs and/or third-party sales inputs in estimating SSP for the Company’s licenses.

2.	Expected cost-plus margin approach: There is no expected cost-plus margin approach available for the software component of the bundled packages. The Company’s software licenses do not have clear identifiable fulfillment costs, so the expected cost-plus margin approach is not practical. Moreover, the Company’s selling and pricing strategies are focused on the value its products and solutions provide to customers and vary based on several factors, such as customer classification, the volume of users of each license and term of the license (whether perpetual or defined term). In addition, estimating a margin based on what the market is willing to pay for the Company products cannot be done reliably given the multiple factors involved, including rapid changes in technologies offered in the marketplace, changes in customer spending behavior impacted by internal budget cycles and constraints and macroeconomic changes beyond the Company’s control. Based upon the results of this analysis, the expected cost-plus margin approach would not be appropriate to estimate SSP for the Company’s licenses.

The Company does not sell software licenses on a standalone basis (i.e., unbundled) but does sell maintenance and PS on a standalone basis (i.e., optional maintenance renewals and additional PS hours). Since the SSP for maintenance and PS (if included) are directly observable, the residual approach can be used for the license for which observable inputs are not available if the pricing of the license is highly variable or uncertain in accordance with ASC 606-10-32-34(c).

CONFIDENTIAL TREATMENT REQUESTED BY VARONIS SYSTEMS, INC. PURSUANT TO RULE 83
VARONIS SYSTEMS, INC. – 4.12.7.2019

Securities and Exchange Commission July 12, 2019

Software license selling prices have historically been highly variable or uncertain, as a range of discounts are typically provided. Pricing can vary from large discounts to sales at original list price, based on the facts and circumstances of the arrangement.

In order to support the determination that the software license selling prices are highly variable, the Company annually analyzes all contracts with discounts from the applicable selling prices on the Company’s original list price. The Company determined that the price would be considered highly variable if a large portion of the discounts (relative to the corresponding original list prices) fell outside of a narrow range. The results were categorized based on the size of the arrangement, which is consistent with the Company’s categorization when determining the selling price of its standalone maintenance. The Company has provided below aggregated information on the discount it offered to customers from its list prices for software licenses entered into in 2018.

Data Points	[***]
Minimum Discount %	[***]%
Maximum Discount %	[***]%
Median Selling Price as a % of List Price	[***]%
Compliant Data Points +/- [***]% from median #	[***]
Compliant Data Points +/- [***]% from median #	[***]
Compliant % +/- [***]% from median #	[***]%
Compliant % +/- [***]% from median #	[***]%

The Company notes the distribution of license agreements from the median as one indicator that the price is highly variable. An additional indicator is the fact that approximately [***]% of contracts deviate more than +/-[***]% from the median. The analysis is substantially the same when examined by category and when applied to revenues rather than number of license agreements. Across all data points analyzed, the variability of the discounts of the contract price from the original list price supported a determination that a large portion of the discounts were broadly dispersed. The analysis further supported a determination that the Company sells licenses for a broad range of amounts to different customers at or near the same time. Accordingly, the Company deems the pricing of software licenses to be highly variable.

Based on the factors discussed above, the Company believes that the selling prices of its software licenses are uncertain and highly variable and meet the definition in ASC 606-10-32-34(c). Thus, the Company believes its use of the residual approach in allocating SSP for licenses represents the appropriate method. As set forth above, this conclusion was based on a thorough annual analysis and evaluation of both qualitative and quantitative factors.

Finally, as set forth in ASC 606 – BC273 (Basis for Conclusions), using the residual approach cannot result in zero, or very little, consideration being allocated to a performance obligation (i.e., the license). The Company has an analysis to capture those situations in which the license SSP is very small or zero and considers all reasonably available data and whether the SSP of the software license using the residual approach should be estimated using another method to meet the SSP objective.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY VARONIS SYSTEMS, INC. PURSUANT TO RULE 83
VARONIS SYSTEMS, INC. – 5.12.7.2019

Securities and Exchange Commission July 12, 2019

We welcome any questions you may have and thank you for your attention to our filings.  We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to the undersigned at (212) 819-8754 or to Dov Gottlieb at (212) 819-8228.

Sincerely,

/s/ Colin Diamond

Colin Diamond

cc:	Guy Melamed, Chief Financial Officer and Chief Operating Officer, Varonis Systems, Inc. Seth Gerson, Vice President and General Counsel, Varonis Systems, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY VARONIS SYSTEMS, INC. PURSUANT TO RULE 83
VARONIS SYSTEMS, INC. – 6.12.7.2019